Exhibit 99.4

RESOLUTION

1. To ratify and approve the Company’s 2014 Share Incentive Plan.

Daqo New Energy Corp.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “AGM”) of Daqo New Energy Corp. (“Daqo” or the “Company”) will be held at Unit 1006, Zhongrong Mansion, No. 1088, Pudong Nan Road, Shanghai 200120, the People’s Republic of China, on Tuesday, December 30, 2014 at 10:00 a.m. (local time), and at any adjournment or postponements thereof, for the purpose set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 23, 2014. Only the registered holders of record at the close of business November 28, 2014 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business November 28, 2014, at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by the person designated by the Company in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Ordinary Shares represented by such ADRs will not be voted by the Depositary at the Meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.dqsolar.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (Eastern Standard Time), December 23, 2014.

JPMorgan Chase Bank, N.A., Depositary.

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.